June 25, 2009

Mr. John C. Warren
Chairman and Chief Executive Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

Re:

    Washington Trust Bancorp, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2008
    File No. 001-32991

Dear Mr. Warren:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Sharon Blume
        Assistant Chief Accountant